

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Mark FitzPatrick
Group Chief Financial Officer
Prudential plc
1 Angel Court
London EC2R 7AG, England

>   **Re: Prudential plc**
>   **Form 20-F for Fiscal Year Ended December 31, 2021**
>   **Filed March 17, 2022**
>   **File No. 001-15040**

Dear Mr. FitzPatrick:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Finance